UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

INVESCO HIGH INCOME TRUST II
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

46131F101
(CUSIP Number)

Saba Capital Management, L.P.
405 Lexington Avenue
58th Floor
New York, NY 10174
Attention: Michael D'Angelo
(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 5 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46131F101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON
Saba Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		1,175,456
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON WITH:
	10	SHARED DISPOSITIVE POWER
		1,175,456

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,175,456

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.48%[1]

14	TYPE OF REPORTING PERSON
PN; IA

______________________________
1 The percentages used herein are calculated based upon 8,118,429 shares of common stock outstanding as of 8/31/2018, as disclosed in the company's Form N-CSRS filed 11/8/2018.

CUSIP No. 46131F101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON
Boaz R. Weinstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		1,175,456
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON WITH:
	10	SHARED DISPOSITIVE POWER
		1,175,456

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,175,456

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.48%[1]

14	TYPE OF REPORTING PERSON
IN

____________________________
1 The percentages used herein are calculated based upon 8,118,429 shares of common stock outstanding as of 8/31/2018, as disclosed in the company's Form N-CSRS filed 11/8/2018.

CUSIP No. 46131F101	SCHEDULE 13D/A

Item 1.	SECURITY AND ISSUER

This Amendment No. 6 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on 6/8/17, as amended by Amendment No. 1 filed on 10/11/18, Amendment No. 2 filed 10/22/18, Amendment No. 3 filed on 12/17/18, Amendment No. 4 filed 1/15/19, and Amendment No. 5 filed on 2/1/19. With respect to the common shares of Invesco High Income Trust II. This Amendment No. 6 amends Item 4, set forth below.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Shares to which this Schedule 13D relates in the ordinary course of business for investment purposes because they believe that the Common Shares are undervalued and represent an attractive investment opportunity.

On April 17, 2019, Saba Capital submitted to the Issuer a notice informing the Issuer of its intention to nominate the following four persons—Thomas H. McGlade, Frederic Gabriel, David Basile and Jassen Trenkow—for election to the board of directors of the Issuer (the “Board”) at the 2019 annual meeting of shareholders.

CUSIP No. 46131F101	SCHEDULE 13D/A

SIGNATURES

            After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. Date: April 17, 2019

SABA CAPITAL MANAGEMENT, L.P.

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823